U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   Hans Frederic Heye
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   (Last)               (First)                 (Middle)

   611 Druid Road East, Suite 200
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                                    (Street)

   Clearwater, Florida                         34616
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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   1/20/98
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Mehl/Biophile International Corporation - MEHL

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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

[X]   Director                             [ ]   10% Owner
[ ]   Officer (give title below)           [ ]   Other (specify below)


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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or joint/Group Filing (Check applicable line)

   __ Form filed by One Reporting Person

   __ Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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
Common Stock, $.01 par value per share   2,113,600 shares (1)        (I) (1)              (1)
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Common Stock, $.01 par value per share       2,000 shares            (I)                  By trust
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Common Stock, $.01 par value per share       2,000 shares            (I)                  By trust

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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

(1) 113,600 shares are owned by Clearwater Fund IV, LLC, a limited liability company of which the Reporting Person is the Managing Member and 2,000,000 shares are owned by Clearwater Fund IV Ltd., which is wholly-owned by Clearwater Fund IV, LLC. The Reporting Person disclaims beneficial ownership of all such shares.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      7. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
                             cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
5% Cumulative Convertible    (2)        (2)         (2)                    (2)           (2)            (2)            (2)
Preferred Stock, Series G
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Warrant for the Purchase     8/5/97     8/5/02      Common Stock, par        750,000(3)  $2.50          (I)(3)         (3)
of Common Stock                                     value $.01 per share
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Warrant for the Purchase     9/4/97     9/4/02      Common Stock, par        750,000(3)  $2.50          (I)(3)         (3)
of Common Stock                                     value $.01 per share
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Warrant for the Purchase     10/2/97    10/2/02     Common Stock, par      1,000,000(3)  $2.50          (I)(3)         (3)
of Common Stock                                     value $.01 per share
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Warrant for the Purchase     12/2/97    12/2/02     Common Stock, par        500,000(3)  $2.50          (I)(3)         (3)
of Common Stock                                     value $.01 per share
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

Explanation of Responses:

(2) Clearwater Fund IV, LLC ("Clearwater LLC"), an entity of which the Reporting Person is the Managing Member, owns 8,000 shares of 5% Cumulative Convertible Preferred Stock, Series G ("Series G Preferred Stock") and Clearwater Fund IV Ltd. ("Clearwater Ltd."), which is wholly owned by Clearwater LLC, owns 2,231 shares of Series G Preferred Stock. The Series G Preferred Stock is convertible into Common Stock, par value $0.01 per share of the Issuer ("Common Stock") at any time, at 69.3% of the average market price of the Common Stock for the five trading days prior to conversion, subject to certain limitations. The 8,000 shares of Series G Preferred Stock owned by Clearwater LLC would be convertible into 17,429,193 shares of Common Stock as of May 5, 1998. The 2,231 shares of Series G Preferred Stock owned by Clearwater Ltd. would be convertible into 4,860,566 shares as of May 5, 1998. The Reporting Person disclaims beneficial ownership of all such shares.

(3) The Warrants are owned by the Clearwater Fund IV, LLC, an entity with respect to which the Reporting Person is the Managing Member. The Reporting Person disclaims beneficial ownership of all such shares.


      /s/ Hans Frederic Heye                             May 6, 1998
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      ** Signature of Reporting Person                            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.